Exhibit 99.1

Unaudited Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statement of Financial Position

as of June 30, 2022 and December 31, 2021

Assets

		June 30,
		2022	December 31,
		(Unaudited)	2021
	Notes	USD ‘000	USD ‘000
Non-current assets:
Other non-current assets		3	3
Total non-current assets		3	3
Prepaid expenses	4.1	228	492
Other receivables	4.2	138	140
Cash and cash equivalents	4.3	65,275	70,770
Total current assets		65,641	71,402
Total assets		65,644	71,405

Equity and Liabilities

		June 30,
		2022	December 31,
		(Unaudited)	2021
		USD ‘000	USD ‘000
Share capital	5.1	158	157
Other components of equity:
Foreign currency translation reserve		78,347	87,356
Accumulated deficit		(16,422)	(16,716)
Equity attributable to shareholders of the Company		62,083	70,797
Total equity		62,083	70,797

Loan payable Forward Pharma GmbH	3.1	2,945	—
Trade payables	6.1	80	70
Accrued liabilities	4.4	536	538
Total current liabilities		3,561	608
Total equity and liabilities		65,644	71,405

See accompanying notes to these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Profit or Loss

for the six months ended June 30, 2022 and 2021

amounts in thousands except per share amounts

		Six Months Ended June 30,
	Notes	2022	2021
		USD	USD
Research and development costs		(65)	(63)
General and administrative costs	6.1	(1,755)	(1,761)
Operating loss		(1,820)	(1,824)
Net loss from the deconsolidation of Forward Pharma GmbH	3.1	(39)	—
Foreign exchange rate gain, net		2,282	893
Interest expense Forward Pharma GmbH	3.1	(10)	—
Other finance expense, net		(119)	(101)
Net income (loss) for the period		294	(1,032)

Net income (loss) for the period attributable to:
Equity holders of the Company		294	(1,032)

Net income (loss) per share basic	3.2	0.00	(0.01)
Net income (loss) per share diluted	3.2	0.00	(0.01)

See accompanying notes to these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Other Comprehensive Income (Loss)

for the six months ended June 30, 2022 and 2021

		Six Months Ended June 30,
	Note	2022	2021
		USD ‘000	USD ‘000
Net income (loss) for the period		294	(1,032)
Other comprehensive loss
Other comprehensive loss reclassified to profit or loss during the period:
Accumulated exchange differences attributable to Forward Pharma GmbH	3.1	(2,704)	—
Other comprehensive loss to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		(6,305)	(2,507)
Total other comprehensive loss		(9,009)	(2,507)
Total comprehensive loss		(8,715)	(3,539)
Attributable to:
Equity holders of the Company		(8,715)	(3,539)

See accompanying notes to these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Changes in Shareholders’ Equity

for the six months ended June 30, 2021 and 2022

			Foreign
			currency
		Share	translation	Accumulated	Total
		capital	reserve	deficit	equity
		USD ‘000	USD ‘000	USD ‘000	USD ‘000
At January 1, 2021		154	93,315	(14,825)	78,644
Net loss for the period		—	—	(1,032)	(1,032)
Other comprehensive loss		—	(2,507)	—	(2,507)
Total comprehensive loss		—	(2,507)	(1,032)	(3,539)
Exercise of equity awards		3	—	—	3
Share-based payment costs		—	—	1	1
Transactions with owners		3	—	1	4
At June 30, 2021		157	90,808	(15,856)	75,109

			Foreign
			currency
		Share	translation	Accumulated	Total
		capital	reserve	deficit	equity
	Note	USD ‘000	USD ‘000	USD ‘000	USD ‘000
At January 1, 2022		157	87,356	(16,716)	70,797
Net income for the period		—	—	294	294
Other comprehensive loss		—	(9,009)	—	(9,009)
Total comprehensive loss		—	(9,009)	294	(8,715)
Exercise of equity awards	5.1	1	—	—	1
Transactions with owners		1	—	—	1
At June 30, 2022		158	78,347	(16,422)	62,083

See accompanying notes to these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Cash Flows

for the six months ended June 30, 2022 and 2021

		Six Months Ended June 30,
		2022	2021
	Notes	USD ‘000	USD ‘000
Operating activities:
Income (loss) before taxes		294	(1,032)
Adjustments to reconcile income (loss) before taxes to net cash flows from operating activities:
Share-based payment costs		—	1
Net loss from the deconsolidation of Forward Pharma GmbH	3.1	39	—
Decrease in prepayments and other receivables		222	11
Increase (decrease) in trade payables and accrued liabilities		84	(459)
Net cash flows provided by (used in) operating activities		639	(1,479)
Investing activities:
Decrease in cash resulting from the deconsolidation of Forward Pharma GmbH	3.1	(184)	—
Net cash flows used in investing activities		(184)	—
Financing activities:
Exercise of equity awards	5.1	1	3
Net cash flows provided by financing activities		1	3
Net increase (decrease) in cash and cash equivalents		456	(1,476)
Net foreign exchange differences		(5,951)	(2,514)
Cash and cash equivalents at beginning of period		70,770	79,087
Cash and cash equivalents at end of period	4.3	65,275	75,097

See accompanying notes to these unaudited interim condensed consolidated financial statements

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Section 1— Corporate information

1.1Organization

Forward Pharma A/S (the “Company”) is a limited liability company incorporated and domiciled in Denmark. The Company’s registered office is located in Copenhagen, Denmark.

Through April 2022, the consolidated financial statements include the Company’s directly, and indirectly, owned German, United States and two Danish subsidiaries, identified as follows: Forward Pharma GmbH (“FP GmbH”), Forward Pharma USA, LLC (“FP USA”), Forward Pharma FA ApS (“FA”) and Forward Pharma Operations ApS (“Operations”), respectively. Subsequent to April 2022, the consolidated financial statements include the Company, FP USA, FA and Operations. The Company and its consolidated subsidiaries are collectively referred to as the “Group.” See Note 3.1 for information regarding the deconsolidation of FP GmbH.

The unaudited interim condensed consolidated financial statements included herein do not include risk factors or other important information about the Group that can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 (“Annual Report”) filed with the United States Securities and Exchange Commission on April 8, 2022. Readers of the interim condensed consolidated financial statements included herein should read the Annual Report.

The Company’s board of directors authorized the issuance of the interim condensed consolidated financial statements included herein on November 9, 2022.

1.2Intellectual Property Proceedings and the Settlement and License Agreement

Effective as of February 1, 2017, the Company entered into a Settlement and License Agreement (the “License Agreement”) with two wholly owned subsidiaries of Biogen Inc. (collectively “Biogen”). The License Agreement provided Biogen with a co-exclusive license in the United States, and an exclusive license outside the United States to defined intellectual property of the Company. In accordance with the License Agreement, Biogen paid the Company a non-refundable fee of $1.25 billion (“Non-refundable Fee”) in February 2017.

See the Annual Report for additional information.

Opposition Proceeding Update

The Company’s European patent EP2801355 (“the 355 patent”) has been the subject of an opposition proceeding (“Opposition Proceeding”) brought by several opponents including Biogen. While Biogen has an exclusive license to the Company’s intellectual property outside the United States, including the 355 patent, the License Agreement did not resolve the Opposition Proceeding. The License Agreement allowed for the Opposition Division, the Technical Board of Appeal (the “TBA”) and the Enlarged Board of Appeal of the European Patent Office (the “EPO”), as applicable, to make the final determination as to the validity of the 355 patent and whether such patent should remain enforceable.

If the Company is successful in the Opposition Proceeding (i.e., the Company obtains, as a result of the Opposition Proceeding, and any appeals therefrom, a patent with a claim covering oral treatment of multiple sclerosis (“MS”) with 480 mg/day of dimethyl fumarate (“DMF”)), it would be eligible to collect a 10% royalty from January 1, 2021 to December 31, 2028 and a 20% royalty from January 1, 2029 until the earlier of the expiration or invalidation of the patents defined in the License Agreement, on a country-by-country basis on Biogen’s net sales outside the United States of DMF-containing products indicated for treating MS that, but for the license granted under the License Agreement, would infringe a Company patent, provided that other conditions of the License Agreement are satisfied. Among the conditions that need to be satisfied for any royalty to be payable by Biogen to the Company is the absence of generic entry in a particular geography having a particular impact as defined in the License Agreement.

On January 29, 2018, the Opposition Division of the EPO concluded the oral proceeding concerning the 355 patent and issued an initial decision in the Opposition Proceeding. The Opposition Division revoked the 355 patent after considering third-party oppositions from several opponents. On March 22, 2018, the Opposition Division issued its written decision with detailed reasons for the decision, on May 7, 2018, the Company submitted its notice of appeal, and on August 1, 2018, the Company submitted the detailed grounds for the appeal.

On September 6, 2021, the appeal was heard by the TBA of the EPO (“the September 2021 Hearing”). At the conclusion of the September 2021 Hearing, the TBA announced that it had dismissed the Company’s appeal of the previous decision of the Opposition Division to revoke the 355 patent and that the detailed reasons for the dismissal would be published at a later date. The TBA made its decision after considering the Company’s appeal against the decision of the Opposition Division and third-party submissions from several opponents. The TBA published their detailed reasons for their decision on November 18, 2021 and, following the review and evaluation of the TBA’s published reasoning for their decision, management submitted a petition (“Petition”) to the Enlarged Board of Appeal of the EPO (“EBA”) on January 27, 2022 asking the EBA to review the TBA’s decision in an effort to overturn the unfavorable outcome. The Petition asserted that a procedural error was made by the TBA that resulted in the erroneous decision to dismiss the Company’s appeal.

On August 8, 2022, the EBA issued their preliminary opinion (“Preliminary Opinion”) on the admissibility and allowability of the Petition to review the TBA’s decision. The Preliminary Opinion indicated that the EBA will likely reject the Petition as clearly unallowable so that there would be no rehearing of the Company’s appeal of the previous decision of the Opposition Division to revoke the 355 patent. However, the EBA delayed reaching a final conclusion on whether to admit or reject the Petition until the Company had the opportunity to review and comment on the Preliminary Opinion. A precondition of a success of the Petition is that the EBA concludes that the Petition is both not clearly inadmissible and not clearly unallowable. On September 12, 2022, following review of the Preliminary Opinion by the Company’s board of directors and management, the Company submitted a request to the EBA for a written decision regarding whether to admit or reject the Petition. Management expects to receive such written decision by the end of the year.

The EBA’s rejection of the Petition to review the TBA’s decision would end the Opposition Proceeding in favor of the opponents. The rejection of the Petition would also represent an unsuccessful outcome of the Opposition Proceeding, resulting in no royalties being due to the Group from Biogen based on Biogen’s net sales outside the United States, as defined in the License Agreement.

If the EBA allows the Petition, there could be lengthy proceedings before a final decision is reached in the Opposition Proceeding and it is uncertain whether the Company will ultimately be successful in the Opposition Proceeding. Given the complexity of the Opposition Proceeding combined with numerous factors that can affect the outcome, many of which are outside the control of the Company, it is difficult to estimate when the Opposition Proceeding would conclude; however, achieving a favorable outcome in the Opposition Proceeding could take up to four years and possibly longer. Potential royalties due to the Group in accordance with the License Agreement are contingent on a successful outcome of the Opposition Proceeding, which is doubtful, and provided other conditions, as defined in the License Agreement, are met. Even if there is a favorable outcome in the Opposition Proceeding, if the other conditions, as defined in the License Agreement, are not met, future royalties will not be due to the Group. Therefore, after considering the uncertainty of a successful outcome in the Opposition Proceeding combined with the uncertainty of meeting the other conditions, as defined in the License agreement, management believes it is unlikely that future royalties will be due to the Company in accordance with the License Agreement. See the Annual Report for additional information.

1.3Going Concern

The Group currently estimates that there will be adequate liquidity to continue as a going concern beyond the next twelve months; however, if the Company fails to prevail in the Opposition Proceeding, including all appeals, as discussed in Note 1.2, future revenues are unlikely, the Group’s ability to continue as a going concern long-term would be uncertain.

Section 2—Basis of Preparation

2.1Accounting policies and basis of preparation

The unaudited interim condensed consolidated financial statements as of June 30, 2022 and for the six-month periods ended June 30, 2022 and 2021 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. The interim condensed consolidated financial statements do not include all the information and disclosures required in annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report. In the opinion of management, the interim condensed consolidated financial statements as of June 30, 2022 and for the six-month periods ended June 30, 2022 and 2021 include all adjustments considered necessary for a fair presentation of the results of the interim periods presented. The statement of financial position as of December 31, 2021 included herein was derived from the audited consolidated financial statements included in the Annual Report but does not include all disclosures required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies disclosed in the Company’s audited consolidated financial statements included in the Annual Report are consistent with those used to prepare the accompanying interim condensed consolidated financial statements. The results of operations for the six-month period ended June 30, 2022 are not necessarily indicative of the results expected for the full year.

Unless otherwise stated, all amounts disclosed herein are in United States Dollars (“USD”) and are rounded to the nearest thousand (`000).

There have been no significant changes to the critical accounting policies as disclosed in the Annual Report.

Significant accounting judgements, estimates and assumptions

Significant accounting judgments, estimates and assumptions (collectively “Judgments”) affecting the Group are disclosed in Note 2.2 in the Company’s audited consolidated financial statements included in the Annual Report. As discussed in more detail in Note 3.1 below, determining the financial reporting implications of FP GmbH entering into debtor-in-possession proceedings required the use of significant Judgments to determine the reported amounts and disclosures included in the accompanying financial statements as of June 30, 2022 and for the six months ended June 30, 2022.

Translation from functional currencies to presentation currency

The Group’s condensed consolidated financial statements included herein are presented in USD, which is not the functional currency of the Company. The Group’s financial statements are presented in USD as the result of the Company publicly listing American Depositary Shares (“ADSs”) in the United States. The Company, Operations and FA’s functional currency is the Danish Kroner (“DKK”), FP GmbH’s functional currency is the Euro (“EUR”), and FP USA’s functional currency is the USD.

When translating to the presentation currency for entities within the Group who use a functional currency different from the USD, their assets and liabilities are translated into USD using exchange rates as of the date of the statement of financial position while income and expense items for each statement presenting profit or loss and other comprehensive income (loss) are translated into USD at average exchange rates for the period. Exchange differences arising from such translation are recognized each reporting period in other comprehensive income (loss) and accumulated in a separate reserve in equity (referred to herein as the “Foreign currency translation reserve” or the “FCTR”).

The Group applies the direct method (“Direct Method”) of consolidation to translate financial statements prepared using a functional currency different from the USD into financial statements prepared using the USD. Under the Direct Method, entities within the consolidated group whose functional currency is different from the USD convert their assets, liabilities, income and expense items from their functional currency directly into USD (i.e., one step) using the applicable exchange rates as explained in the preceding paragraph. Under the Direct Method, there is no step where the financial statements prepared using a functional currency different from the USD are translated into financial statements using the functional currency of the Company, the DKK, before translating such financial statements into USD (i.e., two steps). In accordance with the Direct Method, upon sale or loss of control of a foreign operation, that entity’s accumulated FCTR is reclassified from equity to profit or loss. See Note 3.1 for information regarding FP GmbH’s FCTR.

2.2New and amendments to accounting standards

Standards effective in 2022:

The IASB issued a number of amendments to standards that became effective in 2022 (“2022 Amendments”). None of the 2022 Amendments had an impact on the Group’s financial statements.

Standards issued but not yet effective:

The IASB issued new standards, amendments to standards and interpretations that become effective on or after January 1, 2023 (collectively, “New Standards”). None of the New Standards are currently expected to be relevant to or have a material effect on the Group’s consolidated financial statements.

Section 3—Results for the Year

3.1Income tax

For the six months ended June 30, 2022, the Group reported net income of $294,000. While the Group reported net income, the accompanying interim condensed consolidated financial statements do not reflect a tax provision as net income for the period has been offset by available net operating loss carryforwards reducing taxable income to zero.

Income tax audits in Denmark and Germany

The Danish and German tax authorities conducted a joint tax audit of the Group’s Danish and German income tax returns covering multiple years through the year ended December 31, 2017. The joint tax audit focused primarily on one intercompany transaction that occurred in 2017 between the Company and FP GmbH (the “Transaction”) to ensure the Transaction was conducted at fair value as determined in accordance with generally accepted arm’s length principles applicable to taxing cross-border transactions. The Danish and German tax authorities were unable to reach agreement as to whether the Transaction was conducted at fair value and terminated the joint income tax audit in the second quarter of 2021.

The income tax audit in Denmark concluded with no changes proposed to the Group’s Danish tax filings. As discussed in more detail below, the German tax authorities disagree with FP GmbH’s determination of the fair value of the Transaction, have taken the position that FP GmbH’s 2017 taxable income was materially understated and have assessed additional taxes that are material.

Income tax audit in Germany

On May 21, 2021, the German tax authorities issued a preliminary audit assessment (the “Preliminary Assessment”) that proposed an increase to FP GmbH’s 2017 taxable income of 265.0 million EUR to 312.1 million EUR ($275.3 million and $324.2 million, respectively, based on the June 30, 2022 exchange rate). The Preliminary Assessment alleges that the Transaction was not conducted at fair value. On July 1, 2022, FP GmbH received the tax audit report (“Report”) from the German tax authorities dated June 16, 2022. The Report supersedes the Preliminary Assessment and represents the final findings of the German tax authorities from their audit of FP GmbH’s tax filings for multiple years through the year ended December 31, 2017. The Report differs from the Preliminary Assessment as a result of the German tax authorities applying FP GmbH’s available tax loss carry forwards to reduce the proposed increase to FP GmbH’s 2017 taxable income from 265.0 million EUR to 252.9 million EUR ($262.7 million based on the June 30, 2022 exchange rate). The Report, like the Preliminary Assessment, asserts that the Transaction was not conducted at fair value. The income tax obligation associated with an increase in FP GmbH’s taxable income of 252.9 million EUR is 80.7 million EUR ($83.9 million, based on the June 30, 2022 exchange rate). The Company and FP GmbH continue to disagree with the positions taken by the German tax authorities and intend to vigorously defend that the Transaction was conducted at fair value, as determined in accordance with generally accepted arm’s length principles, and no additional income taxes are due in Germany. FP GmbH, with the assistance from the Group’s tax advisors, has submitted formal responses to the Preliminary Assessment and the Report arguing that the Transaction was conducted at fair value and why the Preliminary Assessment and Report are incorrect. In August 2022, FP GmbH formally objected against the tax assessment notices. The objection procedure is pending at the Leipzig tax office’s administrative appeals tribunal, an independent body withing the Leipzig tax office.

Subsequent to the receipt of the Report, FP GmbH received tax assessment notices totaling 80.7 million EUR (collectively, “Tax Levy”) and management expects to receive amended tax assessment notices containing late payment interest charges on the Tax Levy. For the period from April 2019 through July 2022, interest accrued on the Tax Levy at the rate of 0.15% per month. Beginning in July 2022, suspension interest charges will continue to accrue on the Tax Levy at a rate of 0.5% per month. The Tax Levy was due and payable on, or before, July 18, 2022.

FP GmbH does not have sufficient liquidity or any other assets enabling it to pay the Tax Levy. Accordingly, the Tax Levy was not paid by the due date and continues to accrue interest in accordance with the terms discussed above. In August 2022, FP GmbH submitted an application to the German tax authorities requesting suspension of payment of the Tax Levy together with the objection mentioned above. In October 2022, FP GmbH received notice from the German tax authorities that such application was accepted resulting in the suspension of payment of the Tax Levy until one month after the conclusion of the objection procedure pending at the Leipzig tax office. See below for the discussion regarding FP GmbH entering preliminary debtor-in-possession proceedings for more information about the insolvency of FP GmbH.

An increase of FP GmbH’s 2017 taxable income in Germany as discussed above without a corresponding offset to the Group’s 2017 Danish tax filing, would result in double taxation. Relief from double taxation can be obtained through entering into a Mutual Agreement Procedure (“MAP”), comprising a government-to-government dispute resolution mechanism, and/or a successful outcome from litigation against the German tax authorities. If relief is sought through a MAP, double taxation will be eliminated; however, there is no assurance that a MAP and/or litigation would eliminate a net increase in the Group’s and FP GmbH’s combined total income tax expense. A net increase in the Group’s income tax could have a material negative effect on the Group’s consolidated financial position, results of operations and cash holdings.

After consultations with the Group’s tax advisors, management continues to believe that it is probable (i.e., more likely than not) that FP GmbH will not be required to pay additional income taxes to the German tax authorities upon the conclusion of a MAP and/or litigation against the German tax authorities. Such determination is inherently subjective and, if it is incorrect, then FP GmbH may be subject to significant additional tax and other expenses that could have a material negative effect on FP GmbH.

At the conclusion of a MAP and/or litigation, if the German tax authorities are successful in enforcing the Tax Levy, in whole or in part, and if FP GmbH is unable to pay such obligation, there is the risk that the German tax authorities could commence litigation against the Group in Denmark to collect any unpaid portion of the Tax Levy. If such claim were to be made against the Group, it would likely be time consuming to resolve, very costly to the Group to defend and could have a material adverse effect on the Group’s financial position, operating results and cash holdings.

Subject to the Group’s ability to get relief from double taxation through a MAP, an increase in FP GmbH’s taxable income would be taxed at the German effective tax rate of 31.9% while reducing the taxable income in Denmark that was taxed at 22.0%. FP GmbH has available tax loss carryforwards that could be used to partially mitigate an increase in FP GmbH’s taxable income from a transfer pricing adjustment. Therefore, an increase in FP GmbH’s taxable income, that is not covered by FP GmbH’s tax loss carryforwards and not subject to minimum taxation rules in Germany, would result in a net increase in the Group’s income tax expense at a rate of approximately 10 percentage points. Assuming FP GmbH’s taxable income is increased by 252.9 million EUR, as set out in the Report, subject to the Group’s ability to obtain relief from double taxation in Denmark of 58.3 million EUR ($60.6 million based on the June 30, 2022 exchange rate), it is estimated that the net increase in the Group’s and FP GmbH’s combined income tax expense, will be approximately 22.4 million EUR ($23.3 million based on the June 30, 2022 exchange rate) before applicable interest and/or penalties.

The cost to pursue litigation in Germany and/or a MAP individually, or in combination with any potential taxes, interest, and penalties due at the ultimate resolution of the litigation and/or MAP, could have a material adverse effect on the Group’s financial position, operating results, and cash holdings.

The time period to ultimately settle the tax dispute with the German tax authorities discussed above, including the completion of a MAP and/or litigation against the German tax authorities, is currently unknown; however, management does not believe the dispute will conclude within the next twelve months and it could be three years or longer before the matter is resolved.

FP GmbH enters preliminary debtor-in-possession proceedings

In order to put the Group in the best position to defend the disputed tax filing position and protect the interests of the Company and FP GmbH, FP GmbH, on April 28, 2022, submitted an application to request that the German courts allow FP GmbH to enter into debtor-in-possession (“DIP”) proceedings. DIP proceedings have been opened in a German insolvency court (the “Court”) and are in the preliminary stage (“Preliminary DIP Proceedings”) until the Court acts on FP GmbH’s application to enter into DIP proceedings. At the time the Report was received, if FP GmbH was not in Preliminary DIP Proceedings, it was likely FP GmbH would have been forced into ordinary insolvency proceedings. While in Preliminary DIP Proceedings, FP GmbH’s management continues to oversee the day-to-day operations of FP GmbH and retains the ability to initiate and manage a MAP and/or litigation against the German tax authorities, while a Court-appointed supervisor monitors the activities of FP GmbH.

Management is unable to predict when or if the Court will approve FP GmbH’s application to enter DIP proceedings (“Ordinary DIP Proceedings”). If FP GmbH is unable to remain in Preliminary DIP Proceedings and enters into Ordinary DIP Proceedings, FP GmbH’s management, under the supervision of a Court-appointed administrator, continues to oversee the day-to-day operations of FP GmbH; if Ordinary DIP Proceedings are rejected, FP GmbH would likely enter into ordinary insolvency proceedings, at which time a Court-appointed insolvency administrator would take over the day-to-day operations of FP GmbH and management would no longer have any oversight over FP GmbH. The loss of oversight over FP GmbH could negatively impact management’s ability to defend FP GmbH’s 2017 tax filing position and dispute the allegations made by the German tax authorities in the Report. Subject to the Court’s determination regarding entry into Ordinary DIP Proceedings, management of FP GmbH intends to take all available steps to avoid entering into ordinary insolvency proceedings; however, the Court, in its sole discretion, will make the final determination whether or not FP GmbH’s application to enter Ordinary DIP Proceedings is accepted. Avoidance of ordinary insolvency proceedings is not under the control of management.

At the conclusion of a MAP and/or litigation, in the event FP GmbH is required and unable to pay a tax levy, FP GmbH would likely be deemed insolvent and insolvency proceedings would begin. Insolvency proceedings would likely lead to the orderly liquidation of FP GmbH and such proceedings would have a material negative effect on FP GmbH. In addition, as explained in more detail below, the insolvency of FP GmbH could expose the Group to claims made by a Court-appointed insolvency administrator and such claims could have a material negative effect on the Company’s consolidated financial position, operating results, and cash holdings.

Financial reporting implications of FP GmbH entering into preliminary debtor-in-possession proceedings

Under Preliminary DIP Proceedings and Ordinary DIP Proceedings, FP GmbH’s management is obligated to put the interest of creditors before the interest of shareholders when overseeing the day-to-day operations of FP GmbH. In addition, while in Preliminary DIP Proceedings, or Ordinary DIP Proceedings, a Court-appointed representative (“Representative”) is assigned to supervise all the activities taken by FP GmbH’s management while managing the affairs of FP GmbH. FP GmbH’s management is obligated to consult with, and take advice from, the Representative when making operating decisions on behalf of FP GmbH. In the event FP GmbH’s management fails to adhere to the advice of the Representative, FP GmbH’s management can be held personally liable to the creditors of FP GmbH for damages that result from not adhering to the advice of the Representative. The threat of personal liability against FP GmbH’s management safeguards the interest of FP GmbH’s creditors and provides some assurance that FP GmbH’s management will comply with the advice of the Representative. For financial reporting purposes, the prioritization of the interest of creditors in managing the affairs of FP GmbH, combined with the influence the Representative has on management’s decision-making capabilities, in substance, limits management’s decision-making ability to the extent that the Group has lost control over FP GmbH. FP GmbH can only be consolidated within the Group’s consolidated financial statements as long as the Group maintains control over FP GmbH. Accordingly, upon FP GmbH entering into Preliminary DIP Procedures, control over FP GmbH is lost and FP GmbH was deconsolidated. In reaching the decision that control over FP GmbH was lost upon entering Preliminary DIP Proceedings, numerous factors were considered including, but not limited to, those summarized above.

As of the date of deconsolidation, FP GmbH’s statement of financial position consisted of cash of 175,000 EUR, a loan receivable from Operations of 2.8 million EUR, total current assets of 2,000 EUR and total current liabilities of 10,000 EUR ($184,000, $2.9 million, $2,000, and $10,000, respectively, based on the June 30, 2022 exchange rate). In addition, as of the date FP GmbH was deconsolidated, $2.7 million of the Group’s FCTR was attributable to FP GmbH.

The effects of FP GmbH’s deconsolidation are reflected in the accompanying consolidated financial statements as of June 30, 2022, and for the six-month period ended June 30, 2022. The financial reporting implications of the deconsolidation of FP GmbH are summarized as follows:

1.	Recognition of an impairment loss (“Impairment Loss”) equal to Operations’ investment in FP GmbH of 19.4 million DKK ($2.7 million);
2.	Reclassification of the FCTR attributable to FP GmbH of $2.7 million to the consolidated statement of profit or loss. The reclassification of the FCTR had a favorable effect in the consolidated statement of profit or loss and an unfavorable effect in the consolidated statement of other comprehensive income (loss). The net impact of the Impairment Loss and the FCTR reclassification of $39,000 is referred to as the Net loss from the deconsolidation of Forward Pharma GmbH within the consolidated statement of profit or loss and the consolidated statement of cash flows;
3.	Recognition of a loan payable (“Loan”) to FP GmbH of 2.8 million EUR ($2.9 million). The Loan is uncollateralized and due on demand;
4.	Recognition of interest expense on the Loan for the period from the date of deconsolidation through June 30, 2022. Interest accrues on the Loan at an annual rate of 2% compounded quarterly; and
5.	Removal of FP GmbH’s cash holdings of 175,000 EUR ($184,000) from the Group’s consolidated cash holdings.

The cash holdings of the Group would be adversely affected if repayment of the Loan is required. In addition, the Company could be exposed to claims made by the German tax administration and/or to claims made by the Court-appointed administrator in the event the administrator believes the Company was unfairly benefited by the Transaction, or potentially other transactions and/or actions taken by the Company or another company within the Group, at the detriment of FP GmbH’s creditors. Any claims against the Company, or another company within the Group, that are ultimately successful, could have a material adverse effect on the Group’s financial position, operating results and cash holdings.

In addition to the above, there is an agreement in place between Operations and FP GmbH whereby Operations reimburses FP GmbH for certain defined costs plus a 5% markup (collectively, “Reimbursed Costs”). Reimbursed Costs are expensed as incurred and were not material. The Loan is increased in the event Reimbursed Costs and/or interest accrued on the Loan are not paid when incurred.

As discussed in more detail above, the German tax authorities have approved FP GmbH’s request for suspension of paying the Tax Levy through at least the conclusion of the objection procedure pending at the Leipzig tax office. Irrespective of this positive development, FP GmbH’s management expects that FP GmbH will remain in Preliminary DIP Proceedings at least up until a decision on the objection is taken by the administrative appeal tribunal.

3.2Net income (loss) per share

The following reflects the net income (loss) attributable to ordinary shareholders and share data used in the basic and diluted net income (loss) per share computations for each of the six-month periods ended June 30, 2022 and 2021:

	Six-Month Period Ended June 30,
	2022	2021
	USD	USD
Net income (loss) attributable to ordinary shareholders of the Company used for computing basic and diluted per share amounts	294	(1,032)

Weighted average number of ordinary shares used for basic per share amounts	99,019	97,263
Dilutive effect of outstanding options, warrants and deferred shares	2,445	—
Weighted average number of ordinary shares used for diluted per share amounts	101,464	97,263

Net income (loss) per share basic	0.00	(0.01)
Net income (loss) per share diluted	0.00	(0.01)

Amounts within the table above are in `000 except per share amounts

Basic per share amounts are calculated by dividing the net income (loss) for the period attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. The diluted per share amounts are calculated by dividing the net income (loss) for the period attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period increased by the dilutive effect of the assumed issuance of deferred shares and exercise of outstanding options and warrants. As a result of the Company incurring a net loss for the six-month period ended June 30, 2021, the potential shares issuable related to outstanding deferred shares, options and warrants have for such period been excluded from the calculation of diluted loss per share as the effect of such shares is anti-dilutive.

Section 4—Operating Assets and Liabilities

4.1Prepaid expenses

	June 30,	December 31,
	2022	2021
	USD ‘000	USD ‘000
Insurance	189	483
Other	39	9
Total	228	492

4.2Other receivables

	June 30,	December 31,
	2022	2021
	USD ‘000	USD ‘000
Value added tax (“VAT”) receivable	138	139
Other	—	1
Total	138	140

4.3Cash and cash equivalents

As of June 30, 2022, the cash and cash equivalents of the Group are held primarily at two banks that each currently have Moody’s long-term deposit ratings of Aa3.

4.4Accrued liabilities

	June 30,	December 31,
	2022	2021
	USD ‘000	USD ‘000
Professional advisors	188	375
Other	348	163
Total	536	538

Section 5—Capital Structure and Related Items

5.1Share capital

The following table summarizes the Company’s ordinary share activity for the six-month period ended June 30, 2022:

Ordinary
shares
No. ‘000
January 1, 2022	98,265
Exercise of deferred shares and warrants for cash	1,012
June 30, 2022	99,277

During the six-month period ended June 30, 2022, a total of 1.0 million equity awards were exercised, yielding proceeds to the Company of $1,000.

See Note 6.2 regarding equity awards exercised subsequent to June 30, 2022.

Section 6—Other Disclosures

6.1Related party disclosures

The Company is controlled by NB FP Investment K/S and its affiliates (collectively, “NB”). The ultimate controlling party of the Company is Mr. Florian Schönharting who controls NB.

A director of the Company is a partner at the law firm that provides Danish legal services to the Group. Remuneration paid to the law firm is referred to below as “Danish Legal Services.” The director serves on the Company’s board of directors in his individual capacity and not as a representative of the law firm.

The following table provides the total amount of transactions that have been entered into with related parties for each of the six-month periods ended June 30, 2022 and 2021. The amounts stated below exclude VAT:

	Six-Month Period Ended June 30,
	2022	2021
	USD ‘000	USD ‘000
Purchase of services from NB	39	41
Danish Legal Services	205	215

The following table provides the total amount owed to and receivable from related parties at June 30, 2022 and December 31, 2021. The amounts stated below exclude VAT:

	June 30,	December 31,
	2022	2021
	USD ‘000	USD ‘000
Amounts owed to related parties	85	2
Amounts receivable from related parties	—	—

6.2Events after the reporting period

Subsequent to June 30, 2022, there were no events that are required to be reported except the matters discussed in Notes 1.2 and 3.1 regarding the Opposition Proceeding and the tax audit in Germany as well as FP GmbH. In addition, on November 9, 2022, the Company’s board of directors approved the exercise of 600,000 equity awards that yielded proceeds to the Company of $1,000.